Exhibit 99.1

TURBO ENERGY, S.A.

Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2024 and 2023

(Unaudited)

(Expressed in Euro)

TURBO ENERGY, S.A.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited)

(Expressed in Euro)

		June 30,	December 31,
As at	Note	2024	2023
		(Unaudited)
Assets
Current
Cash	2	€495,877	€620,531
Accounts receivable and other receivables, net	4	1,261,252	2,221,080
Inventories, net	5	2,674,957	5,585,959
Amount due from related parties	11	184,883	1,601,273
Prepaid expense	6	1,242,409	1,048,154
Investments	7	1,552,050	2,044,050
Total Current Assets		7,411,428	13,121,047

Non- Current Assets
Property and equipment, net	8	155,251	159,084
Intangible assets, net	9	1,240,573	835,706
Right-of-use assets	15	65,310	54,935
Deferred tax assets		1,056,608	1,056,608
Total Assets		€9,929,170	€15,227,380

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	10	€2,056,062	€2,043,559
Amount due to related parties	11	38,336	47,950
Lease liabilities - current portion	15	56,094	37,579
Bank loans - current portion	12	2,806,884	3,895,585
Total Current Liabilities		4,957,376	6,024,673

Non-Current Liabilities
Amount due to related party	11	2,500,000	3,800,000
Lease liabilities	15	10,307	18,487
Bank loans	12	-	94,313
Deferred tax liabilities		32,783	32,783
Total Liabilities		7,500,466	9,970,256

Shareholders’ Equity
Share Capital	13	2,754,285	2,754,285
Additional paid-in capital	13	3,104,781	3,104,781
Reserve	14	1,444,757	1,411,846
Accumulated Deficit		(4,875,119)	(2,013,788)
Total Shareholders’ Equity		2,428,704	5,257,124
Total Liabilities and Shareholders’ Equity		€9,929,170	€15,227,380

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

TURBO ENERGY, S.A.

Condensed Interim Consolidated Statements of Operations

(Unaudited)

(Expressed in Euro)

		Six Months Ended June 30,
	Note	2024	2023
Revenue	17	€4,808,493	€7,019,127
Revenue - related parties	11,17	68,980	184,362
Other operating income		75,960	8,427
Total Revenue		4,953,433	7,211,916

Cost and Expenses
Cost of revenues	18	5,115,942	6,013,713
Selling and administrative	19	1,131,599	728,329
Selling and administrative - related parties	11,19	426,545	508,590
Salaries and benefits		834,206	447,282
Salaries and benefits - related parties	11	40,865	-
Bad debt expense	4	143,483	4,534
Total Cost and Expenses		7,692,640	7,702,448

Loss from operations		(2,739,207)	(490,532)

Other Income (Expense)
Interest income		32,525	-
Interest expense		(168,474)	(159,197)
Foreign exchange gain (loss)		13,825	(47,584)
Total Other Income (Expense)		(122,124)	(206,781)

Net Loss Before Income Tax		(2,861,331)	(697,313)
Income tax Expense (Recovery)
- Current		-	-
- Deferred		-	-
Net Loss		€(2,861,331)	€(697,313)

Basic and Diluted Net Loss per Ordinary Share		€(0.05)	€(0.01)
Weighted Average Number of Ordinary Shares Outstanding - Basic and Diluted		55,085,700	50,085,700

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

TURBO ENERGY, S.A.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

(Expressed in Euro)

Six months ended June 30, 2024

		Number of		Additional			Total
		Outstanding	Share	Paid In		Accumulated	Shareholders’
	Note	Shares	Capital	Capital	Reserve	Deficit	Equity
Balance, January 1, 2024		55,085,700	€2,754,285	€3,104,781	€1,411,846	€(2,013,788)	€5,257,124
Stock-based compensation	2	-	-	-	32,911	-	32,911
Net loss for the period		-	-	-	-	(2,861,331)	(2,861,331)
Balance, June 30, 2024		55,085,700	€2,754,285	€3,104,781	€1,444,757	€(4,875,119)	€2,428,704

Six months ended June 30, 2023

	Note	Number of Outstanding Shares	Share Capital	Reserve	Retained Earnings (Accumulated Deficit)	Total Shareholders’ Equity
Balance, January 1, 2023		50,085,700	€2,504,285	€383,268	€1,028,578	€3,916,131
Transfer from retained earnings to reserve	13			1,028,578	(1,028,578)	-
Net loss for the period			-	-	(697,313)	(697,313)
Balance, June 30, 2023		50,085,700	€2,504,285	€1,411,846	€(697,313)	€3,218,818

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

TURBO ENERGY, S.A.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in Euro)

		Six Months Ended June 30,
	Note	2024	2023

Operating Activities
Net loss before income tax		€(2,861,331)	€(697,313)
Items not affecting cash:
Stock-based compensation	2	32,911	-
Bad debt expense	4	143,483	4,534
Depreciation of property and equipment	8	5,829	10,051
Amortization of intangible assets	9	24,842	25,141
Amortization of right-of-use assets	15	31,571	27,957
Accretion of lease liabilities	15	1,054	874
Provision for inventory reserves	5	(263,202)	-
Changes in non-cash working capital items:
Inventories	5	3,174,204	1,363,321
Accounts receivable	4	816,345	1,402,608
Due from related parties	11	1,418,189	59,636
Due to related parties	11	(9,882)	(236,205)
Prepaid expense	6	(194,255)	(179,373)
Deferred offering costs		-	(409,710)
Accounts payable and accrued liabilities	10	12,503	(421,586)
Net cash provided by operating activities		2,332,261	949,935

Investing Activities
Short-term investments	7	(8,000)	-
Proceeds from return of short-term investments	7	500,000	-
Purchase of equipment	8	(1,996)	(19,332)
Purchase of intangible assets	9	(429,709)	(217,834)
Net cash provided by (used in) investing activities		60,295	(237,166)

Financing Activities
Repayment of bank loans	12	(116,479)	(116,216)
Net repayment from lines of credit	12	(1,066,535)	(4,373,584)
Repayment of lease liabilities	15	(32,665)	(28,553)
Payments to related parties	11	(1,701,854)	(25,085)
Proceeds from related parties	11	400,323	3,826,183
Net cash used in financing activities		(2,517,210)	(717,255)

Net change in cash		(124,654)	(4,486)
Cash - beginning of period		620,531	502,585
Cash - end of period		€495,877	€498,099

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

TURBO ENERGY, S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Six Months Ended June 30, 2024 and 2023

(Expressed in Euro)

NOTE 1 – ENTITY INFORMATION

Turbo Energy, S.A. was incorporated under the name of Distritech Solutions S.L. on September 18, 2013 under the laws of the Kingdom of Spain. The Company then changed its name to Solar Rocket S.L. on October 7, 2013. On April 8, 2021, Solar Rocket S.L. merged with Spanish corporation Turbo Energy S.L.U (“Turbo Energy S.L.U.”). Turbo Energy S.L.U then became a wholly-owned subsidiary of Solar Rocket S.L. This merger was approved by the Board of Directors of both companies. Following the merger, the Company changed its name to Turbo Energy S.L. on April 8, 2021. On February 8, 2023, we changed the Company from a Spanish unipersonal limited company to a Spanish limited stock company. As such, our Company’s name was changed to Turbo Energy, S.A. (“Turbo Energy” or the “Company).

The corporate purpose of the Company, in accordance with its bylaws, consists of the acquisition, distribution and sale of electrical and electronic material for the development of renewable energy projects, such as solar panels, inverters, chargers, regulators, batteries and structures, among others. We design, develop, and distribute equipment for the generation, management, and storage of photovoltaic energy. Our energy storage products are managed, from the cloud and through the inverter of the installation, by an advanced software system which is optimized by artificial intelligence (“AI”). The key advantage is that our products, when compared to conventional battery storage systems, reduce electricity bills and protect the installation from power outages. Currently, we primarily sell inverters, batteries and photovoltaic modules to installers and other distributors for residential consumers located throughout Europe with concentration in Spain.

The Company is a subsidiary of publicly traded Umbrella Global Energy, S.A. (“Umbrella Global”), whose main shareholder is Crocodile Investment, S.L.U, (hereinafter, the “Ultimate Partner”), with a registered office in Valencia. The majority shareholder of Turbo Energy is Umbrella Global.

On November 8, 2022, Turbo Energy embarked on a new business related to pioneering new solutions for self-consumption of electricity, thus paid total consideration of €2,250 to acquire 100% of the ordinary shares of IM2 Energía Solar Proyecto 35 S.L.U. (“IM2”), a company under common control by Turbo Energy’s chief executive officer and established under the laws of the Kingdom of Spain on August 1, 2019. Following the transaction, IM2 became a wholly-owned subsidiary of Turbo Energy. On November 29, 2022, IM2 changed its name to Turbo Energy Solutions S.L.U. Since its incorporation, this subsidiary has had insignificant activity.

On September 21, 2023, Turbo Energy entered into an Underwriting Agreement with Titan Partners Group, a division of American Capital Partners, LLC, and Boustead Securities, LLC as the as the representative (“Representative”) of the underwriters named on Schedule 1 thereto, relating to the Company’s firm commitment underwritten initial public offering (the “Offering”) of ADSs, each representing five ordinary shares of the Company, par value five cents of euro per share. Pursuant to the Underwriting Agreement, the Company agreed to sell 1,000,000 ADSs to the underwriters at a public offering price of $5.00 per ADS (the “Offering Price”), before underwriting discounts and commissions, and granted the Representative a 45-day over-allotment option to purchase up to an additional 150,000 ADSs, equivalent to 15% of the ADSs sold in the Offering, at the Offering Price per ADS, pursuant to the Company’s registration statement on Form F-1, as amended (File No. 333-273198), that was filed with the U.S. Securities and Exchange Commission (“SEC”) and became effective on September 21, 2023 under the Securities Act of 1933, as amended (the “Securities Act”). The Offering was closed on September 26, 2023.

Merger by Absorption Process

On April 8, 2021, the merger of Solar Rocket, S.L. (“Absorbing Company”) and Turbo Energy, S.L.U. (“Absorbed Company”) was formalized in a public deed registered in the Mercantile Registry of Valencia on August 9, 2021. The merger process, approved by the respective shareholders’ meetings on June 30, 2020, consisted of the extinction without liquidation of the Absorbed Company, transferring its assets and liabilities en bloc to the Absorbing Company, which acquired, by universal succession, the rights and obligations of the Absorbed Company. The Company recorded the assets and liabilities contributed by the Absorbed Company at the value established in the accounting regulations in force at that time. The consolidated financial statements for the year 2021 include the information required by the regulations in relation to the aforementioned absorption process.

On the same date of the merger described above, the Absorbing Company changed its corporate name to Turbo Energy, S.L.U. as described above.

NOTE 2 – MATERIAL ACCOUNTING POLICIES

Statement of Compliance

The unaudited condensed interim consolidated financial statements of Turbo Energy have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The consolidated financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved by the board of directors (the “Board”) of the Company on October 29, 2024.

Basis of Presentation

The consolidated financial statements of the Company were prepared on a historical cost basis except where certain financial instruments that are required to be measured at fair value. These consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The consolidated financial statements are presented in Euro, which is the Company’s functional currency. Transactions in currencies other than the functional currency are recorded in accordance with the policies stated under Foreign Currency Transaction in Note 2.

Reclassification

Certain amounts from prior period have been reclassified to conform to the current period presentation. These reclassifications had no impact on reported operating and net loss.

Revenue Recognition

The Company designs, develops, and distributes equipment for the generation, management, and storage of photovoltaic energy. Our energy storage products are managed, from the cloud and through the inverter of the installation, by an advanced software system which is optimized by artificial intelligence (“AI”). The key advantage is that our products, when compared to conventional battery storage systems, reduce electricity bills and protect the installation from power outages.

The Company’s revenue is primarily generated from sales of inverters, batteries and photovoltaic modules to installers and other distributors for residential consumers under individual customer purchase orders, some of which have underlying master sales agreements that specify terms governing the product sales.

The Company recognizes such revenue at the point in time when control of the products is transferred to the customer at the estimated net consideration for which collection is probable, taking into account the customer’s rights to unit rebates and rights to return unsold products.

Transfer of control occurs either when products are shipped to or received by the distributor or direct customer, based on the terms of the specific agreement with the customer, if the Company has a present right to payment and transfer of legal title and the risks and rewards of ownership to the customer has occurred. For most of the Company’s product sales, transfer of control occurs upon shipment to the distributor or direct customer. In assessing whether collection of consideration from a customer is probable, the Company considers the customer’s ability and intention to pay that amount of consideration when it is due. Payment of invoices is due as specified in the underlying customer agreement, which is typically 30 to 60 days from the invoice date, which occurs on the date of transfer of control of the products to the customer.

Since payment terms are less than a year, the Company has elected the practical expedient and does not assess whether a customer contract has a significant financing component.

A five-step approach is applied in the recognition of revenue: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation. Customer purchase orders, plus the underlying master sales agreements, are considered to be contracts with the customer for purposes of applying the five-step approach.

Returns under the Company’s general assurance warranty of products have not been material historically and warranty-related services are not considered a separate performance obligation under the customer orders.

Each distinct promise to transfer products is considered to be an identified performance obligation for which revenue is recognized upon transfer of control of the products to the customer. The Company has also elected to record sales commissions when incurred, as the period over which the sales commission asset that would have been recognized is less than one year.

Concentration of Revenue by Customer

For the six months ended June 30, 2024, there were zero customers which comprised greater than 10% of the Company’s revenue; and for the six months ended June 30, 2023, there was one customer which represented 12% of the Company’s revenue.

Cash and Cash Equivalents

Cash consists of highly liquid instruments purchased with an original maturity of three months or less. As of June 30, 2024 and December 31, 2023, the Company had cash of €495,877 and €620,531, respectively. The Company does not have any cash equivalents.

The Company minimizes the concentration of credit risk associated with its cash by maintaining its cash with high-quality insured financial institutions. However, cash balances in excess of the Spanish government insured limit (Fondo de Garantía de Depósitos (FDG)) of €100,000 are at risk.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in its existing accounts receivable.

The Company conducts credit checks on all customers that request term payments.

Inventories

Inventories are valued at their acquisition cost, production cost or net realizable value, whichever is lower. Discounts for prompt payment are included as a lower price, whether or not they appear on the invoice, and assigning value to its inventories. The Company adopts the weighted average price method.

Net realizable value represents the estimated sales price less all estimated costs that will be incurred in the process of commercialization, sales and distribution.

The Company makes the appropriate valuation adjustments, recording impairment expense when the net realizable value of the inventories is less than their acquisition cost.

Property and Equipment

Property and equipment is recognized and subsequently measured at cost less accumulated depreciation and any accumulated impairment losses, if any. When components of property and equipment have different useful lives, they are accounted for separately. Depreciation is provided at rates which are calculated to write off the assets over their estimated useful lives as follows:

Furniture	10 years straight line
Tools and machinery	4 years straight line
Right-of-use assets	Over term of the lease

Intangible Assets

Acquired intangible assets are initially measured at cost. Following the initial recognition, intangible assets are measured at cost less any accumulated amortization and any impairment losses. The useful lives of intangible assets are either definite or indefinite. Intangible assets that have a finite useful life are amortized over the assessed useful economic life and are assessed for impairment when there are any indicators present that the intangible asset may be impaired. The Company reviews the amortization period and method at least annually, and any changes are treated as changes in accounting estimates and applied prospectively.

Computer application and webpage are amortized over estimated useful lives of three years and Software is amortized over estimated useful lives of five years.

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the agreement on the inception date.

As a lessee, the Company recognizes a lease obligation and a right-of-use asset in the statements of financial position on a present-value basis at the date when the leased asset is available for use. Each lease payment is apportioned between a finance charge and a reduction of the lease obligation. Finance charges are recognized in finance cost in the statements of income and comprehensive income. The right of-use assets are depreciated over the shorter of their estimated useful life and the lease term on a straight-line basis.

Lease obligations are initially measured at the net present value of the following lease payments:

●	fixed payments (including in-substance fixed payments), less any lease incentives;

●	variable lease payments that are based on an index or a rate;

●	amounts expected to be payable under residual value guarantees;

●	the exercise price of a purchase option if the Company is reasonably certain to exercise that option; and

●	payments of penalties for terminating the lease, if the lease term reflects the Company exercising that option.

Lease payments are discounted using the interest rate implicit in the lease, or if this rate cannot be determined, the Company’s incremental borrowing rate. Right-of-use assets are initially measured at cost comprising the following:

●	the amount of the initial measurement of the lease obligation;

●	any lease payments made at or before the commencement date less any lease incentives received; and

●	any initial direct costs and rehabilitation costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the statements of income and comprehensive income. Short-term leases are leases with a lease term of 12 months or less.

Share Capital

Ordinary shares are classified as equity, net of transaction costs directly attributable to the issuance of ordinary shares.

Ordinary shares issued for consideration other than cash are based on their market value as of the date the ordinary shares are issued.

Restricted Stock Units

The plan administrator may award restricted stock units (“RSUs”) which represent the right to receive ordinary shares at a future date in accordance with the terms of such grant upon the attainment of certain conditions specified by the plan administrator. Restrictions or conditions could include, but are not limited to, the attainment of performance goals, continuous service with the Company or its subsidiaries, the passage of time or other restrictions or conditions. The plan administrator determines the persons to whom grants of RSUs are made, the number of RSUs to be awarded, the time or times within which awards of RSUs may be subject to forfeiture, the vesting schedule, and rights to acceleration thereof, and all other terms and conditions of the RSU awards. The value of the RSUs may be paid in ordinary shares, cash, other securities, other property or a combination of the foregoing, as determined by the plan administrator.

Share-Based Compensation

The Company accounts for share-based compensation under the fair value method in accordance with IFRS 2, “Share-based Payment,” which requires all such compensation to employees and non-employees to be calculated based on its fair value of the equity instrument at the grant date and recognized in the earnings over the requisite service or vesting period. (See Note 13)

Share-Based Payment Reserves

The share-based payment reserve record items are recognized as share-based compensation expense and other share-based payments until such time that the RSUs are vested, at which time the corresponding amount will be transferred to share capital.

Liquidity

The Company incurred a net loss of €2,861,331 during the six-month period ended June 30, 2024. However, the Company successfully completed its Initial Public Offering (“IPO”) and commenced trading on The Nasdaq Stock Market on September 22, 2023, thereby raising €3.8 million, net of expenses related to the IPO process; and it has retained a large portion of those cash funds as of the day of this report. As of June 30, 2024, the Company had positive working capital of €2,454,052.

The Company finds itself in a sector – the energy storage market – which many industry research studies and forecasts have predicted will experience significant, exponential growth in the coming years. Also, Turbo Energy is a consolidated company with more than ten years of industry experience. In recent years, the Company has been making significant investments in development and research, which is expected to allow it to position itself as a company offering a highly differentiated value proposition to customers when compared to other companies in the sector.

Turbo Energy is focused on carefully balancing investments in continued innovation and systemic cost discipline to deliver affordable, high performance solar energy storage technologies and solutions adaptable to every home, business, industrial plant and government facility across the globe. The Company’s existing cash resources are expected to provide sufficient working capital to allow Turbo Energy to execute its planned operations and expansion plan for more than 12 months. Also, the Company’s majority shareholder, Umbrella Global, has explicitly expressed its full support to Turbo Energy, indicating that it is prepared to provide additional financial support and resources to the Company in the event that it is needed by Turbo Energy to successfully execute its operations and expansion plan.

Provisions

Provisions are recognized when there is a present legal or constructive obligation as a result of a past event, for which it is probable that a transfer of economic benefits will be required to settle the obligation, and where a reliable estimate can be made of the amount of the obligation. Provisions are discounted using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the liability, if material. Where discounting is used, the increase in the provision due to passage of time (“accretion expense”) is recognize as an expense on the statements of operations.

Foreign currency transactions

The functional currency used by the Company is the euro. Consequently, operations in currencies other than the euro are considered to be denominated in foreign currency and are recorded at the exchange rates in force on the dates of the operations.

At period-end, monetary assets and liabilities denominated in foreign currency are converted by applying the exchange rate on the balance sheet date. The profits or losses revealed are charged directly to the profit and loss account for the period in which they occur.

On each balance sheet date, monetary assets and liabilities in foreign currency are converted at the rates in force on the closing date. Non-monetary items in foreign currency measured in terms of historical cost are converted at the exchange rate on the date of the transaction.

The exchange differences of the monetary items that arise both when liquidating them and when converting them at the closing exchange rate, are recognized in the results of the period, except those that are part of the investment of a business abroad, which are recognized directly in equity net of taxes until the time of its disposal.

Income per share

Basic income per share is calculated by dividing the income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding in the period. For all periods presented, the income attributable to ordinary shareholders equals the reported income attributable to owners of the Company.

Diluted income per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of ordinary shares outstanding for the calculation of diluted income per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase ordinary shares at the average market price during the period.

For the six months ended June 30, 2024 and 2023, RSUs were potentially instruments and were not included in the calculation of diluted loss per share as their effect would be antidilutive.

	June 30, 2024	June 30, 2023
	(Ordinary Shares)	(Ordinary Shares)
RSUs	1,780,330	-

Impairment of non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its non-financial assets to determine whether there is any indication that the carrying amount is not recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Management assesses impairment of non-financial assets such as property and equipment and intangible assets. In assessing impairment, management estimates the recoverable amount of each asset or cash generating unit (“CGU”) based on expected future cash flows. The Company has applied judgment in its assessment of the appropriateness of the determination of CGU’s. When measuring expected future cash flows, management makes assumptions about future growth of profits which relate to future events and circumstances. Actual results could vary from these estimated future cash flows. Estimation uncertainty relates to assumptions about future operating results and the application of an appropriate discount rate.

Financial Instruments

Financial Assets

Financial assets are classified as either financial assets at fair value through profit and loss (“FVTPL”), amortized cost, or fair value through other comprehensive income (“FVTOCI”). The Company determines the classification of its financial assets at initial recognition.

Classification and Measurement

Classification determines how financial assets and financial liabilities are accounted for in financial statements and, in particular, how they are measured on an ongoing basis. IFRS 9 Financial Instruments approach for the classification of financial assets is driven by cash flow characteristics and the business model in which an asset is held. This single, principle-based approach replaces prior rule-based requirements. The model also results in a single impairment model being applied to all financial instruments.

Financial Assets at FVTPL

Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of income and comprehensive income. Realized and unrealized gains and income arising from changes in the fair value of the financial asset held at FVTPL are included in the statements of income and comprehensive income in the period in which they arise. The Company has classified cash as FVTPL.

Financial Assets at FVTOCI

Financial assets at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. There are no financial assets classified as FVTOCI.

Financial Assets at Amortized Cost

Financial assets at amortized cost are initially recognized at fair value, net of transaction costs, and subsequently carried at amortized cost less any impairment. They are classified as current assets or non- current assets based on their maturity date. The Company has classified accounts receivable and amounts due from related parties at amortized cost.

Financial assets are derecognized when they mature or are sold, and substantially all the risks and rewards of ownership have been transferred.

Financial Liabilities

Financial liabilities are classified as either financial liabilities at FVTPL or at amortized cost. The Company determines the classification of its financial liabilities at initial recognition.

Financial liabilities are classified as measured at amortized cost, net of transaction costs unless classified as FVTPL. The Company’s accounts payable and accrued liabilities, amounts due to related parties, lease liabilities and bank loans are classified as measured at amortized cost.

The Company’s bank loans were classified as measured at amortized cost at June 30, 2024 and December 31, 2023. During the six months ended June 30, 2024 and 2023, the Company incurred €46,180 and €138,109 interest on bank loans, respectively.

Fair Value Measurements

Fair value measurements are made using a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value:

●	Level 1 – defined as observable inputs such as quoted prices in active markets;

●	Level 2 – defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

●	Level 3 – defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The fair value measurement is categorized in its entirety by reference to its lowest level of significant input. Fair value is based on estimated cash flows, discounted at interest rates for similar instruments.

The carrying amounts shown of the Company’s financial instruments including cash, accounts receivable, inventories, accounts payable and accrued liabilities approximate their fair value (Level 1) due to the short-term maturities of these instruments.

Impairment of Financial Assets

The Company assesses at each statement of financial position date whether there is objective evidence that a financial asset or group of financial assets is impaired.

The Company recognizes expected credit losses (“ECL”) for accounts receivable based on the simplified approach. The simplified approach to the recognition of expected losses does not require the Company to track the changes in credit risk; rather, the Company recognizes a loss allowance based on lifetime expected credit losses at each reporting date from the date of the account receivable.

The Company measures expected credit loss by considering the risk of default over the contract period and incorporates forward-looking information into its measurement. ECLs are a probability-weighted estimate of credit losses.

ECLs are measured as the difference in the present value of the contractual cash flows that are due to the Company under the contract, and the cash flows that the Company expects to receive. The Company assesses all information available, including past due status, and forward looking macro- economic factors in the measurement of the ECLs associated with its assets carried at amortized cost.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

New Accounting Pronouncements

Adoption of New Accounting Policies

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

The amendments to IAS 1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date. These amendments are effective for reporting periods beginning on or after January 1, 2024. The adoption of these amendments did not have a material impact on the Company’s consolidated financial statements.

New Standards and Amendments Issued But Not Yet Effective

Presentation and Disclosure in Financial Statements — IFRS 18

In April 2024, the IASB issued IFRS 18, which will replace IAS 1 - Presentation of Financial Statements. The standard aims to improve the manner in which companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss, specifically introducing additional defined subtotals, disclosures about management-defined performance measures and new principles for aggregation and disaggregation of information. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows. IFRS 18 is effective from 1 January 2027. Companies are permitted to apply IFRS 18 before that date. The Company is evaluating the impact of the above amendments on its consolidated financial statements.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the recognition, measurement and disclosure of amounts reported in these consolidated financial statements and accompanying notes. The reported amounts and note disclosures are determined using management’s best estimates based on assumptions that reflect the most probable set of economic conditions and planned courses of action. Actual results may differ from such estimates. These judgments, estimates and assumptions are reviewed regularly.

The following are significant management judgments, estimates and assumptions used in applying the accounting policies of the Company that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses:

Leases

The Company exercises judgment in determining the approximate lease term on a lease by lease basis. The Company considers all facts and circumstances that may create an economic incentive to exercise renewal options and also evaluates the economic incentive related to continuation of existing leaseholds. The Company is also required to estimate specific criteria in order to estimate the carrying amount of right-of-use assets and lease liabilities, including the incremental borrowing rate, effective interest rate and lease term.

Valuation of Accounts Receivable

Management monitors the financial stability of its customers and the environment in which they operate to make estimates regarding the likelihood that the individual trade balances will be paid. Credit risks for outstanding customer receivables are regularly assessed and allowances are recorded for estimated losses, if required.

Valuation of Inventories

Management makes estimates of future customer demand for products when establishing appropriate provisions for inventory obsolescence. In making these estimates, management considers the age of inventory and profitability of recent sales.

Recoverability of Income Taxes

The measurement and assessment of income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws and estimates of the Company’s abilities to utilize losses carried forward to offset taxes payable on future taxable income. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant tax authorities, which occurs subsequent to the issuance of the financial statements.

Useful Life of Property and Equipment

Changes in the intended use of property and equipment, as well as changes in technology or economic conditions, may cause the estimated useful life of these assets to change. The change in useful lives could impact the depreciation expense and carrying value of property and equipment.

Useful Life of Intangible Assets

Changes in the intended use of intangible assets with determinable useful lives as well as changes in technology or economic conditions may cause the estimated useful life of these assets to change. The change in useful lives could impact the amortization expense and carrying value of intangible assets.

Terms and Conditions of RSUs

Management determines the terms and conditions of RSUs, including the vesting criteria, the form and timing of payment, the time within which RSUs may be subject to forfeiture and rights to acceleration thereof.

NOTE 4 – ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES, NET

Accounts receivable and other receivables as of June 30, 2024 and December 31, 2023 are summarized as below:

	June 30,	December 31,
	2024	2023
Customers by sales provision of services	€1,636,960	€2,505,194
VAT receivable	103,873	46,106
Others	26,255	87,702
	€1,767,088	€2,639,002
Allowance for doubtful accounts	(505,836)	(417,922)
	€1,261,252	€2,221,080

As of June 30, 2024 and December 31, 2023, the allowance for doubtful accounts was €505,836 and €417,922, respectively. During the six months ended June 30, 2024 and 2023, the Company recorded bad debt expense of €143,483 and €4,534 and bad debt recovery of €0 and €10,859, respectively.

NOTE 5 – INVENTORIES

As of June 30, 2024 and December 31, 2023, the Company had finished goods of €2,674,957 and €5,585,959, respectively. During the six months ended June 30, 2024 and 2023, the Company recorded a provision for slow moving inventory in the statements of operations of €49,362 and €0, respectively, and recovery on the provision for slow moving inventory in the statements of operations of €312,563 and €0, respectively. As of June 30, 2024 and December 31, 2023, there was a provision for obsolescence of €139,707 and €402,908, respectively.

The Company outsourced the management of inventories to a third party with all inventories located in warehouses owned by the third parties. The Company pays a monthly fee to the warehouse company for insurance coverage of the inventories, as stated in the agreement between both parties.

NOTE 6 – PREPAID EXPENSE

Prepaid expense as of June 30, 2024 and December 31, 2023 are summarized as below:

	June 30,	December 31,
	2024	2023
Advancement to suppliers for inventory	€1,036,166	€788,622
Advancement for PP&E under construction	11,683	11,683
Conferences and international fairs	176,728	230,027
Security deposits and others	17,832	17,822
	€1,242,409	€1,048,154

NOTE 7 – INVESTMENTS

As of June 30, 2024 and December 31, 2023, the Company had short-term investment of €1,552,050 and €2,044,050, respectively, comprised of two short-term investments in the bank for an aggregate amount of €2,000,000 with repayment terms ranging from six to seven months and an annual interest rate ranging from 3.54%-3.37% and a short-term commercial deposit of €44,050 with an assembling vendor. During the six months ended June 30, 2024, the Company received €500,000 from the return of short-term investments and made a short-term investment of €8,000. During the six months ended June 30, 2024 and 2023, the Company recognized interest income of €32,525 and €0 from the investments, respectively.

NOTE 8 – PROPERTY AND EQUIPMENT

Property and equipment as of June 30, 2024 and December 31, 2023 are summarized as follows:

	June 30, 2024	December 31, 2023
Furniture	€56,724	€56,232
Laboratory Photovoltaic Installation	116,912	116,912
Tools and Machinery	7,530	6,026
Computer	14,915	14,915
	196,081	194,085
Accumulated depreciation	(40,830)	(35,001)
	€155,251	€159,084

During the six months ended June 30, 2024 and 2023, the Company acquired property and equipment of €1,996 and €19,333, respectively. During the six months ended June 30, 2024 and 2023, the Company recorded depreciation expense of €5,829 and €10,051, respectively.

NOTE 9 – INTANGIBLE ASSETS

Intangible assets as of June 30, 2024 and December 31, 2023 are summarized as follows:

	June 30, 2024	December 31, 2023
Software development	€1,066,679	€636,970
Software SKN1	248,419	248,419
Computer application	33,755	33,755
Web page	6,010	6,010
	1,354,863	925,154
Amortization	(114,290)	(89,448)
	€1,240,573	€835,706

During the six months ended June 30, 2024 and 2023, the Company acquired software development and software of €429,709 and €217,834, respectively. As of June 30, 2024, since the software is still in the development process, no amortization was incurred during the six months ended June 30, 2024.

During the six months ended June 30, 2024 and 2023, the Company recorded amortization expense of €24,842 and €25,141, respectively, and no impairment loss was incurred on the intangible assets.

NOTE 10 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued labilities as of June 30, 2024 and December 31, 2023 are summarized as follows:

	June 30, 2024	December 31, 2023
Trade payable	€1,667,141	€1,847,575
VAT payable	81,551	69,426
Payroll taxes payable	61,119	56,419
Customer deposits	246,251	70,139
	€2,056,062	€2,043,559

NOTE 11 – RELATED PARTY TRANSACTIONS

Amount due from (to) as of June 30, 2024 are summarized as follows:

Due from related parties:

	Ultimate	Senior	Other group
	partner	partner	companies	Total
Credits pending collection	€250	€-	€177,571	€177,821
Long-term investment	-	-	2,550	2,550
Trade receivables	-	-	4,512	4,512
Total	€250	€-	€184,633	€184,883

Due to related parties:

	Ultimate	Senior	Other group
	partner	partner	companies	Total
Credits pending to pay	€-	€(2,427,823)	€-	€(2,427,823)
Credits pending collection	-	-	(784)	(784)
Trade payable	-	(109,729)	-	(109,729)
Total	€-	€(2,537,552)	€(784)	€(2,538,336)

Amount due from (to) as of December 31, 2023 are summarized as follows:

Due from related parties:

	Ultimate	Senior	Other group
	partner	partner	companies	Total
Credits pending collection	€-	€-	€175,771	€175,771
Long-term investment	-	-	2,550	2,550
Trade receivables	-	-	1,422,952	1,422,952
Total	€-	€-	€1,601,273	€1,601,273

Due to related parties:

	Ultimate	Senior	Other group
	partner	partner	companies	Total
Credits pending to pay	€-	€(3,800,000)	€-	€(3,800,000)
Credits pending collection	-	72,444	(784)	71,660
Trade payable	-	(119,610)	-	(119,610)
Total	€-	€(3,847,166)	€(784)	€(3,847,950)

All the amounts due to and from related parties are unsecured, non-interest bearing and due on demand, except for the loan agreement from Umbrella Global of €3,800,000. This loan was formalized and signed on June 30, 2023 for a period of five years and an amount of €3,800,000, bearing a market interest rate of 6.25% per year, payable bi-annually. As on June 30, 2024, Turbo Energy has repaid €1,372,177, so the remaining amount of the loan agreement, as of June 30 2024, is €2,427,823.

During the six months ended June 30, 2024 and 2023, a total amount of € 107,277 and €0 has been paid for interest.

Transactions with related parties during the six months ended June 30, 2024 and 2023 were summarized as follows:

Six Months Ended June 30, 2024

	Senior	Other group
	partner	companies	Total
Sales	€-	€68,980	€68,980
*Services received	467,410	-	467,410
Purchases	-	-	-
	€467,410	€68,980	€536,390

*	Comprised of selling and administrative–related parties of €426,545 and salaries and benefits–related parties of €40,865, which includes stock-based compensation of €32,911 relating to an RSU grant.

Six Months Ended June 30, 2023

	Senior	Other group
	partner	companies	Total
Sales	€-	€184,362	€184,362
Services received	508,590	-	508,590
	€508,590	€184,362	€692,952

Our related-party transactions during the six months ended June 30, 2024 include sales of products or services made to or purchases of products or services from affiliated group companies that are under common control and to associates of such group companies. These transactions include income accrued from the commercial activities of the Company. The purchases relate to merchandise that the Company sells in its normal course of commercial operations.

Umbrella Global, as the holding company of the group, assumes all structural costs such as those related to the human resources, licenses, legal, tax, labor, marketing and other generic structural costs. A margin of 13% is applied to these costs and the resulting amount is distributed to the four most significant companies in the group based on their estimated revenue in the monthly management fees.

During the six months ended June 30, 2024 and 2023, the Company incurred management fees to Umbrella Global of €420,000 and €508,590, respectively.

No compensation has been paid to the executives of Crocodile Investment SLU. The Company expects to continue with the same allocation structure in the future.

NOTE 12 – BANK LOANS

Bank loans as of June 30, 2024 and December 31, 2023 are summarized as follows:

	June 30, 2024	December 31, 2023
Bank loans	€211,757	€328,236
Lines of credit	2,595,127	3,661,662
	2,806,884	3,989,898
less: current portion	(2,806,884)	(3,895,585)
	€-	€94,313

The terms and conditions of outstanding bank loans are as follows:

		Nominal		June 30, 2024		December 31, 2023
Bank Loans	Currency	interest rate	Year of maturity	Face Value	Carrying Amount	Face Value	Carrying Amount
Bankia SA	EUR	1.50%	2025	400,000	85,705	400,000	136,379
Targobank SA	EUR	1.87%	2025	100,000	25,659	100,000	38,322
Banco de Sabadell SA	EUR	1.50%	2025	250,000	53,327	250,000	85,004
Liberbank	EUR	1.55%	2025	170,000	47,067	170,000	68,532
				€920,000	€211,757	€920,000	€328,236

During the six months ended June 30, 2024 and 2023, the Company incurred bank loan interest expense of €4,085 and €4,132, respectively.

The Company’s obligations are secured by substantially all of the assets of the Company.

Principal repayments to maturity by fiscal year are as follows:

Year ended December 31,
2024 (excluding the six months ended June 30, 2024)	€117,447
2025	94,310
Thereafter	-
Total	€211,757

In addition, the Company maintains the following lines of credit:

As of June 30, 2024,

				June 30,
				2024
Line of credit	Credit Limit	Nominal interest rate	Maturity	Carrying Value
Caixabank	€2,500,000	0.60% + Euribor	3/25/2025	€1,087,467
Sabadell	2,400,000	1.20% + Euribor	2/28/2025	-
BBVA	1,000,000	1.90% + Euribor	12/22/2025	-
BBVA	570,000	1.90% + Euribor	12/22/2025	-
Santander	4,000,000	0.45% + Euribor	2/28/2025	1,507,660
Abanca	700,000	2.00% + Euribor	11/30/2024	-
	€11,170,000			€2,595,127

As of December 31, 2023,

				December 31,
				2023
Line of credit	Credit Limit	Nominal interest rate	Maturity	Carrying Value
Caixabank	€2,500,000	2.00% + Euribor	4/25/2024	€2,308,058
Sabadell	2,700,000	2.75% + Euribor	5/28/2024	-
BBVA	1,500,000	1.65% + Euribor	12/22/2024	270,866
Santander	4,000,000	1.65% + Euribor	6/28/2024	1,012,738
Abanca	700,000	2.00% + Euribor	11/30/2024	-
Bankinter ICO	700,000	1.40% + Euribor	6/21/2024	70,000
	€12,100,000			€3,661,662

The Company has a €2.6 million facility that is unsecured and can be drawn down to meet short-term financing needs. The facility has a maturity of one to three years for the ICO credit lines that renews automatically at the option of the Company. Interest is payable at an average rate of Euribor plus 2.11 basis points. During the six months ended June 30, 2024 and 2023, the Company incurred interest expense from line of credit of €42,095 and €133,977, respectively.

NOTE 13 – SHARE CAPITAL

Authorized

The Company has authorized 75,085,700 ordinary shares with a par value of €0.05.

Issuances

On September 22, 2023, the Company announced an IPO of 1,000,000 American Depositary Shares (“ADSs”), representing 5,000,000 ordinary shares, at a price of $5.00 per ADS to the public for a total of $5,000,000 of gross proceeds to the Company, before deducting underwriting discounts and offering expenses (the “Offering”). The ADSs began trading on the Nasdaq Capital Market under the symbol “TURB.” During December 2023, the Company issued 5,000,000 ordinary shares from the IPO for proceeds of €3,354,781, net of share offering costs and underwriting cost of €1,350,200.

During December 2022, we issued 50,000,000 ordinary shares (pre-stock split: 2,500,000 shares) for proceeds of €2,500,000, to our parent company, who is also our sole shareholder.

The Company has reflected this issuance of ordinary shares for all periods presented due to their nominal value, relative to the IPO. The Company accounted for the proceeds as share capital in the year ended December 31, 2022. Earnings per share and ordinary shares outstanding have been retroactively reflected to show this issuance from the earliest period reported.

Stock Split

In February 2023, the Company approved a forward stock split of the issued and outstanding ordinary shares on a 20-for-1 basis. We increased our issued and outstanding share capital from 2,504,285 ordinary shares to 50,085,700 ordinary shares. The approval, from the Commercial Registry of Valencia, for the forward stock split was approved on February 1, 2023. The consolidated financial statements retrospectively reflected the forward stock split.

Issued and outstanding

As of June 30, 2024 and December 31, 2023, the total issued and outstanding share capital consists of 50,085,700 ordinary shares at €2,754,285, all subscribed and paid up.

RSUs

On April 5, 2024, the compensation committee and the board of directors of the Company approved the grant of 1,780,330 RSUs, which can be converted into 356,067 American Depositary Shares of the Company, representing 1,780,330 ordinary shares of the Company, to certain officers, directors and employees of the Company with the vesting date of January 1, 2027. During the six months ended June 30, 2024, the Company recorded €32,911 stock-based compensation expense. The stock-based compensation incurred from ordinary shares awarded was reported under salaries and benefits–related parties in the statements of operations with share-based payment reserve of €32,911 recognized under reserve in the balance sheets.

The 1,780,330 RSUs were valued at €383,064 based on the stock price of the Company at €1.08 per share on the grant date of April 5, 2024.

A summary of activity regarding the RSUs issued is as follows:

Weighted Average
	Original Common	Grant Date Fair Value
	Shares	Per Share
Balance, December 31, 2023	-	€-
Granted	1,780,330	0.22
Vested	-	-
Forfeited	-	-
Balance, June 30, 2024	1,780,330	€0.22

As of June 30, 2024, the unrecognized stock-based compensation of €350,153 is expected to be recognized over a weighted-average period of 2.5 years.

NOTE 14 – RESERVE

As of June 30, 2024 and December 31, 2023, reserve was €1,444,757 and €1,411,846, respectively, and was comprised of legal reserves, share-based payment reserve and other reserves.

Legal Reserve

In accordance with the capital company law, companies must allocate an amount equal to 10% of the profit for the year to the legal reserve until it reaches 20% of the share capital. The legal reserve may only be used to increase the share capital. Except for the above purpose and as long as it does not exceed 20% of the share capital, the legal reserve can only be used to offset losses, provided there are no other reserves available sufficient for this purpose. As of June 30, 2024 and December 31, 2023, it was partially constituted after the aforementioned capital increase. As of June 30, 2024 and December 31, 2023, legal reserve was €500,857.

Share-Based Payment Reserve

During the six months ended June 30, 2024, the Company recognized share-based payment reserve of €32,911 from the grant of 1,780,330 RSUs on April 5, 2024 with a vesting date of January 1, 2027. (See Note 13)

Other Reserve

The Company maintains unrestricted reserve for undistributed profits from previous years. As of June 30, 2024 and December 31, 2023, the other reserves were €910,989.

NOTE 15 – LEASES

As of June 30, 2024 and December 31, 2023, the Company had the following lease obligations:

Discount		June 30,	December 31,
Rate	Maturity	2024	2023
1.5% - 3.0%	2024-2025	€56,094	€37,579
1.5% - 3.0%	2024-2025	10,307	18,487
		€66,401	€56,066

Balance - December 31, 2022	€95,059
Lease liability additions	19,353
Repayment of Lease liability	(60,523)
Interest expense on lease liabilities	2,177
Balance - December 31, 2023	€56,066
Lease liability additions from lease modification	41,946
Repayment of Lease liability	(32,665)
Interest expense on lease liabilities	1,054
Balance - June 30, 2024	€66,402

On September 8, 2020, the Company entered into a vehicle lease agreement under a four-year term and monthly lease payment of €527.

On January 1, 2021, the Company entered into an office lease agreement under a five-year term and monthly lease payment of €827 for the first year with an escalation rate of Consumer Price Index (CPI) plus 2% per annum. On June 30, 2022, the Company terminated the office lease contract.

On June 1, 2022, the Company entered into an office lease agreement under a two-year term, but extendable for three years upon expiry, and a monthly lease payment of €3,384 during the first year and €3,492 during the second year. On April 1, 2024, the Company extended the office lease for one additional year starting from June 2024 through May 2025 with monthly payment at €3,618.

On September 26, 2022, the Company entered into a vehicle lease agreement under a three-year term and monthly lease payment of €420.

On November 15, 2022, the Company entered into a vehicle lease agreement under a three-year term and monthly lease payment of €417.

On August 17, 2023, the Company entered into a vehicle lease agreement under a three-year term and monthly lease payment of €572.

The following table summarizes the maturity of our lease liabilities as of June 30, 2024:

Year Ended December 31,

2024 (excluding six months ended June 30, 2024)	€31,334
2025	33,020
2026	4,000
Total lease payments	68,354
Less: financing cost	(1,953)
Lease liabilities	€66,401

As of June 30, 2024 and December 31, 2023, the Company has right-of-use assets as follows:

Balance - December 31, 2022	€94,106
Additions	19,353
Depreciation	(58,524)
Balance - December 31, 2023	€54,935
Additions from lease modification	41,946
Depreciation	(31,571)
Balance - June 30, 2024	€65,310

NOTE 16 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Set out below are categories of financial instruments and fair value measurements as of June 30, 2024 and December 31, 2023:

	June 30,	December 31,
	2024	2023
Financial assets at fair value
Cash	€495,877	€620,531

Financial assets at amortized cost
Accounts receivable and other receivables	€1,261,252	€2,221,080
Amount due from related parties	€184,883	€1,601,273

Financial liabilities at amortized cost
Accounts payable and accrued liabilities	€2,056,062	€2,043,559
Amount due to related parties	€2,538,336	€3,847,950
Lease liabilities	€66,401	€56,066
Bank loans	€2,806,884	€3,989,898

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due in the normal course of business. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price. Difficulty accessing capital markets could impair the Company’s capacity to grow, execute its business model and generate financial returns. The Company manages its liquidity risk by monitoring its operating requirements to ensure financial resources are available, actively monitoring market conditions and by diversifying its sources of funding and maintaining a diversified maturity profile of its debt obligations.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s main credit risk relates to its cash and accounts receivable. The Company’s credit risk is reduced by a broad customer base and a review of customer credit profiles.

The Company’s maximum exposure to credit risk corresponds to the carrying amount for all cash and accounts receivable. Cash is held with prominent financial institutions. Accounts receivable are held with vendors in which the Company has a historically strong relationship with or related to VAT receivable.

The Company mitigates credit risk associated with its trade receivables through established credit approvals, limits and a regular monitoring process. The Company generally considers the credit quality of its financial assets that are neither past due nor impaired to be solid. Credit risk is further mitigated due to the large number of customers and their dispersion across geographic areas.

As of June 30, 2024 and December 31, 2023, there was one customer and one customer with amount outstanding that exceed 10% of the Company’s revenue that totaled 11% and 13% in aggregate, respectively. The Company assessed credit risk as low.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk and other price risk.

Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is not exposed to significant currency risk.

Interest Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its lines of credit due to fluctuations in interest rates. The Company’s bank loans and leases have fixed rates of interest resulting in limited interest rate fair value risk for the Company. The Company manages interest rate risk by seeking financing terms in individual arrangements that are most advantageous taking into account all relevant factors, including credit margin, term and basis. The risk management objective is to minimize the potential for changes in interest rates to cause adverse changes in cash flows to the Company.

Other Price Risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is not exposed to other price risk.

Capital Management

The Company’s capital consists of share capital and reserve. The Company’s capital management is designed to ensure that it has sufficient financial flexibility both in the short and long-term to support its financial obligations and the future development of the business.

The Company manages its capital with the following objectives:

(i)	Ensuring sufficient liquidity is available to support its financial obligations and to execute its operating strategic plans;

(ii)	Maintaining financial capacity and flexibility through access to capital to support future development of the business;

(iii)	Minimizing its cost of capital and considering current and future industry, market and economic risks and conditions; and

(iv)	Utilizing short-term funding sources to manage its working capital requirements and long- term funding sources to match the long-term nature of the property, plant and equipment of the business.

There were no changes to the Company’s approach to capital management during the six months ended June 30, 2024 and 2023. The Company is not subject to externally imposed capital requirements.

NOTE 17 – REVENUE

The Company’s sales derived from sales of smart energy storage solutions. The following is the Company’s revenue by geographical markets during the six months ended June 30, 2024 and 2023:

	Six Months Ended June 30,
	2024	2023
Spain	€3,660,964	€5,839,373
Europe	1,162,753	1,083,065
Rest of the world	53,756	281,051
	€4,877,473	€7,203,489

During the six months ended June 30, 2024 and 2023, the Company recognized revenue of €4,877,473 and €7,203,489, of which €68,980 and €184,362 derived from related parties, respectively.

We consider related parties those Companies that are part of Umbrella Global.

NOTE 18 – COST OF REVENUE

	Six Months Ended June 30,
	2024	2023
Purchase of finished goods	€5,375,537	€6,012,282
Purchase of raw materials	1,056	927
Outsourcing service	2,550	504
Inventory adjustment	(263,201)	-
	€5,115,942	€6,013,713

During the six months ended June 30, 2024 and 2023, the Company incurred cost of sales of €5,115,942 and €6,013,713, of which €0 and €0 derived from related parties, respectively.

NOTE 19 – SELLING AND ADMINISTRATIVE EXPENSES

The Company incurred the following selling and administrative expenses during the six months ended June 30, 2024 and 2023.

	Six Months Ended June 30,
	2024	2023
Professional fees	€903,531	€566,062
Shipping and handling expenses	100,251	148,720
Warehouse handling	35,667	44,539
Miscellaneous operating expenses	133,704	45,596
Marketing and advertising	125,336	242,940
Leases and royalties	84,491	66,409
Insurance premiums	104,674	38,167
Repair and conservation	6,004	19,831
Supplies	2,244	1,506
Depreciation of property and equipment	5,829	10,051
Amortization of intangible assets	24,842	25,141
Amortization of right-of-use assets	31,571	27,957
	€1,558,144	€1,236,919

During the six months ended June 30, 2024 and 2023, the Company incurred selling and administrative expenses of €1,558,144 and €1,236,919, of which €426,545 and €508,590 derived from related parties, respectively.

NOTE 20 – SUPPLEMENTAL CASH FLOW INFORMATION

Set out below are non-cash investing and financing activities during the six months ended June 30, 2024 and 2023:

Non-cash investing and financing activities:

	Six Months Ended
	2024	2023
Reallocation of opening deficit to reserve	€-	€(1,028,578)
Recognition of right-of-use assets from lease modification	€41,946	€(1,028,578)

During the six months ended June 30, 2024 and 2023, the Company paid interest of € 60,065 and €158,321 and income taxes of €252 and €0, respectively.

NOTE 21 – SUBSEQUENT EVENTS

Enerfip Agreement

On August 26, 2024, Turbo Energy entered into an agreement with Enerfip, a leading France-based crowdfunding platform, providing for the Company to explore, through Enerfip’s crowdfunding platform, financing from European individual investors, namely investors residing in France and Spain. If Turbo Energy’s project receives acceptance and interest among investors on Enerfip’s platform, the form agreed between the parties to carry out the financing would be to raise €2,000,000 on a first tranche through a 36-month simple debt bond, with an interest rate of 8.75% (“Crowd Bond”). The interest will be repaid semiannually. October 28, 2024, the Company closed the issuance of the first tranche and reported on Form 6-K filed with the SEC that the yielded subscriptions amounting to gross proceeds of €914,110.

Connection Holdings Agreement

On October 18, 2024, the Company into a non-exclusive Strategic Advisory Agreement (the “Agreement”) with Connection Holdings, LLC, a Nevada limited liability company. Pursuant to the Agreement, Connection Holdings will collaborate with the Company to expand Turbo Energy’s solar energy storage business into the United States through implementation of a phased commercialization strategy involving the introduction of the Company’s SUNBOX Split Phase Series 10.0, Split Phase Hybrid Series 48V 10.0 Inverter with Back-Up Mode, Lithium Series Pro 5.1kWH Battery and related cloud-based, software-as-a-solution technology powered by Artificial Intelligence (“AI”), collectively referred to hereafter as “Turbo Energy Products.” The term of the Agreement shall be bifurcated into two phases, with Phase 1 commencing on July 15, 2024 and continuing through February 28, 2025; and Phase 2 commencing on January 1, 2025 and terminating on December 31, 2025. However, the term of Phase 2 may be renewed every six months thereafter at the sole discretion of Turbo. In accordance with the terms and conditions of the Agreement, Connection Holdings will be entitled to earn commissions equal to 2% of all Turbo Product net sales up to $10 million (after discounts and excluding taxes) made to customers located within the United States. In the Company’s sole discretion, commissions earned by Connection Holdings may be paid in either cash or in equity consideration equal to a number of ADSs valued at 100% of the payable commission and factored at $5.00 per ADR.

Subject to Connection Holdings achieving predetermined sales quotas and other key performance indicators as defined in the Agreement, Connection Holdings is also eligible to earn warrants in up to four tranches to purchase in aggregate up to 2.5% of the Company’s total outstanding ordinary shares, as converted to ADSs that are issued and outstanding on October 18, 2024, or up to 275,428 ADSs. The issuance of the ADSs will be made in reliance on an exemption from the registration requirements of Section 5 of the Securities Act of 1933, as amended, contained in Section 4(a)(2) thereof and Regulations D and/or S thereunder. The Agreement also provides for Connection Holdings to be reimbursed for all expenses pre-approved by the Company.

Flash Flooding in Southern Spain

On October 29, 2024, southern regions of Spain suffered one of the country’s deadliest natural disasters in recent history, with heavy downpours resulting in severe flash flooding that claimed the lives of over 200 people and left Valencia, Spain and other neighboring regions in ruins. Turbo Energy is headquartered in Valencia. While the Company confirmed that all of its employees and their families were safe and accounted for and our production systems and supply chain resources remain fully functional, management is still evaluating the impact on its business operations, namely damage that may have affected some of its inventory.